May 27, 2005

Mr. John Cash
Accounting Branch Chief
Mail Stop 0510
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re:      EMCOR Group, Inc.
         Form 10-K for the year ended December 31, 2004
         File No. 1-8267

Reference is made to your letter dated April 19, 2005 regarding the Form 10-K (the "Form 10-K") of EMCOR Group, Inc. (the "Company") for the year ended December 31, 2004.

I have set forth below the Company's response to the comments contained in your letter and all appropriate requested supplemental information. The numbered captioned paragraphs below correspond to the same numbered captioned comments in your letter.

Note G, Income Taxes, Page 38

1. As noted in our response dated April 12, 2005, EMCOR recorded accruals to address certain specific income tax exposures associated with tax returns filed for the years ended December 31, 1999 and 2000. The tax exposures resulting from tax positions taken on those income tax returns relate to specific tax issues that existed and were reserved for prior to 1999. The following paragraphs discuss the primary issues for which the Company recorded tax reserves.

     The Company claimed worthless stock deductions on tax returns filed between 1995 and 1999 relating to the write-off of the Company's tax basis in a number of subsidiary companies. The Company claimed such deductions in accordance with Internal Revenue Code Section 165 (g) (3). However, the Company concluded at the time that there was inherent uncertainty and subjectivity associated with the valuation of the underlying equity supporting the worthless stock deductions. Such inherent uncertainty and subjectivity associated with the valuation of the underlying equity required the Company to establish tax reserves based upon management's assessment that a probable exposure existed in accordance with SFAS No. 5 "Accounting for Contingencies" ("SFAS No. 5").

     In addition, during the same time period, the Company provided tax reserves related to uncertainty as to utilization of certain net operating loss ("NOL") carry-forwards. During 1994, the Company was in Chapter 11 bankruptcy proceedings. The Company utilized Section 382 of the Internal Revenue Code, which section allowed it to include the losses of the consolidated group in its NOL carry-forwards. A different interpretation of the required calculation of losses would result in a reduction in the amount of the NOL carry-forwards. The Company concluded that a tax reserve should be established for the probable exposure that existed in accordance with SFAS No. 5 for this issue.

     The utilization of the NOL carryforwards in the 1999, 2000 and 2001 tax returns to offset taxable income generated in such years subjects the Company to Internal Revenue Service audit and disallowance for the periods in which such losses were generated . Accordingly, the expiration of the statute of limitations for the 1999 and 2000 tax returns triggered the 2004 reversals of related tax reserves as such exposures were no longer considered probable.

     As of December 31, 2003, the Company had income tax reserves of $47 million. During the first quarter of 2004, the Company reversed $9.6 million of previously established federal income tax reserves due to the expiration of a statute of limitation. Such statute of limitation expired as of March 31, 2004, requiring the release of the previously established tax reserves during the first quarter of 2004. The reversal of these reserves was disclosed in the Company's first quarter Form 10-Q for the three months ended March 31, 2004 in both Management's Discussion and Analysis and the Notes to the Consolidated Financial Statements.

     Similarly, during the 2004 third quarter, the Company reversed an additional $12.5 million of income tax reserves into income. The statute of limitations for Internal Revenue Service review with regard to the Company's filed 2000 federal income tax return expired on September 15, 2004. As such, these tax reserves were no longer required and were reversed during the quarter ended September 30, 2004. The reversal of these reserves was disclosed in the Company's third quarter Form 10-Q for the three and nine month periods ended September 30, 2004 in both Management's Discussion and Analysis and the Notes to the Consolidated Financial Statements. Further, the reversal of the total $22.1 million of income tax reserves was disclosed in the Company's Form 10-K for the year ended December 31, 2004 in both the Management's Discussion and Analysis and the Notes to the Consolidated Financial Statements.

     The majority of the $22.1 million of tax reserves ($18 million) referred to in the preceding paragraphs was included in the accrued expenses account in the Company's consolidated balance sheet prior to being reversed in 2004. The remaining $4.1 million of tax reserves was included in deferred income taxes prior to being reversed in 2004. The movement between 2003 and 2004 in the Company's overall net deferred income tax account included in its consolidated balance sheet (and overall reduction in the net deferred income tax asset) primarily resulted from recording a valuation allowance at the Company's United Kingdom subsidiary. As a result of operating losses sustained at the United Kingdom subsidiary during the years 2003 and 2004, the Company determined that it was more likely than not that such tax assets would not be realized. As such, a valuation allowance was recorded with respect to the deferred income tax assets in the United Kingdom for the year ended December 31, 2004. Disclosure related to the establishment of the valuation allowance was included in the Company's 2004 Form 10-K in both Management's Discussion and Analysis and in the Notes to the Consolidated Financial Statements.

2. As of December 31, 2004, the Company had $24.9 million of income tax reserves. Of these income tax reserves, $21.5 million has been specifically allocated to address the Company's exposure in its 2001 tax return relating to the same deductions and losses discussed above and such amount was included in deferred income taxes. The balance relates to other federal and state income tax exposures. On a prospective basis, the Company will disclose the amount of any income tax reserves and where such reserves have been recorded. The Company will apply such disclosure in the Notes to the Consolidated Financial Statements filed on Form 10-K for the year ending December 31, 2005. In the future, if the Company is required to recognize additional tax reserves in accordance with SFAS No. 5, disclosure will be provided with regard to the initial recognition of such tax reserves.

The Company acknowledges that: The Company is responsible for the adequacy and accuracy of the disclosure in the filings, staff comments or changes to disclosures in response to staff comments do not foreclose the commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the laws of the United States.

If you have any further questions, Please contact the undersigned at (203 849-7999.


Regards,


Mark A. Pompa
Senior Vice President
Chief Accounting Officer and Treasurer

cc.
Leicle E. Chesser, Executive Vice President and Chief Financial Officer Sheldon I. Cammaker, Executive Vice President & General Counsel
Bernard J. McDonald, Ernst & Young LLP